UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 70-5741

REPORT FOR PERIOD

July 1, 2004 to September 30, 2004

PURSUANT TO RULE 24

In the matter of

SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
Corpus Christi, Texas 78401

This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO’s, PSO’s and TCC’s Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the “Cost Ratio”, and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period July 1, 2004 through September 30, 2004.

3rd QUARTER 2004
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A.    NUMBER OF RAIL CARS SERVICED

	SWEPCO	PSO	TCC	TOTAL

July	208	163	-	371
August	62	131	-	193
September	191	77	-	268

TOTAL	461	371	-	832

B.    AMOUNT OF EXPENDITURES DETAIL

	SWEPCO	PSO	TCC	TOTAL
DIRECT LABOR -
July	$21,882.01	$4,697.13	$651.97	$27,231.11
August	21,570.79	14,228.22	174.36	35,973.37
September	5,199.56	12,615.29	0.03	17,814.88

TOTAL	$48,652.36	$31,540.64	$826.36	$81,019.36

DIRECT MATERIAL - (a)
July	$47,688.03	$30,529.51	$-	$78,217.54
August	34,083.01	37,184.50	2,220.52	73,488.03
September	23,566.59	8,161.98	(2,220.52)	29,508.05

TOTAL	$105,337.63	$75,875.99	$-	$181,213.62

OTHER DIRECT COSTS -
July	$38,290.56	$28,805.98	$19,838.61	$86,935.15
August	28,473.83	29,436.66	7,127.57	65,038.06
September	20,608.46	17,953.10	427.50	38,989.06

TOTAL	$87,372.85	$76,195.74	$27,393.68	$190,962.27

INDIRECT COST SHARED
ON COST RATIO -
July	$16,846.46	$3,616.25	$501.03	$20,963.74
August	53,830.12	35,506.69	439.91	89,776.72
September	(2,958.98)	(7,177.97)	-	(10,136.95)

TOTAL	$67,717.60	$31,944.97	$940.94	$100,603.51

TOTAL EXPENDITURES
July	$124,707.06	$67,648.87	$20,991.61	$213,347.54
August	137,957.75	116,356.07	9,962.36	264,276.18
September	46,415.63	31,552.40	(1,792.99)	76,175.04

TOTAL	$309,080.44	$215,557.34	$29,160.98	$553,798.76

(a)  Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

C.     COMPUTATION OF COST RATIO

	SWEPCO	PSO	TCC	TOTAL
July 2004
DIRECT LABOR	$21,882.01	$4,697.13	$651.97	$27,231.11
COST RATIO	80.36%	17.25%	2.39%	100.00%

August 2004
DIRECT LABOR	$21,570.79	$14,228.22	$174.36	$35,973.37
COST RATIO	59.96%	39.55%	0.49%	100.00%

September 2004
DIRECT LABOR	$5,199.56	$12,615.29	$0.03	$17,814.88
COST RATIO	29.19%	70.81%	-%	100.00%

D.    COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

S I G N A T U R E

As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of November, 2004.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte

Managing Director - Financial Reporting

AEP Service Corporation

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Transmission Method
1	July 2004 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

2	August 2004 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

3	September 2004 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

Exhibit 1

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
July, 2004

A.     NUMBER OF RAIL CARS SERVICED

   SWEPCO 208   PSO 163   TCC 0   OUTSIDE 399

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$30,741.09
00805900 02	Stores Salvage - SWEPCO	16,946.94
00805900 03	Direct Labor to SWEPCO Coal Cars	21,882.01
PR 4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	0.00
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	36,474.85
00805909 02	Switching Fees - SWEPCO	1,815.71
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$107,860.60

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$0.00
PR4014	Inventory Carrying Charges - TCC	0.00
00805902 02	Stores Salvage - TCC	0.00
00805902 03	Direct Labor to TCC Coal Cars	651.97
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	19,838.61
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		$20,490.58

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$29,920.50
PR4015	Inventory Carrying Charges - PSO	6,425.31
00805901 02	Stores Salvage - PSO	609.01
00805901 03	Direct Labor to PSO Coal Cars	4,697.13
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	0.00
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	20,294.37
00805909 03	Switching Fees - PSO	2,086.30
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$64,032.62

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$9,144.28
00805904 02	Small Tools	23.61
00805904 03	Facility Maintenance - Material	2,781.75
00805903 01	3RD Party Direct Material	186,846.19
00805904 07	Switch Engine Operation and Maintenance	2,086.38
00805904 08	Equipment Operation and Maintenance	4,786.60
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	10,594.83
00805905 02	Clerical	7,603.14
00805905 03	Training and Safety	8,204.10
00805905 04	General Shop Labor	9,892.13
00805905 05	Facility Maintenance - Labor	12,312.26
00805905 06	Labor Switch Engine Operation and Maintenance	13,670.99
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	9,251.27
00805903 03	3RD Party Direct Labor Cars	51,781.15
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	7,386.09
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,754.42
00805906 08	Office Supplies and Expenses	558.03
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	21,555.50
00805906 09	Utilities - Heat, Light, Power and Water	5,912.78
00805906 10	Utilities - Telephone	451.87
00805906 11	Vehicle Expense	54.55
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	150.00
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(369,173.99)
00805903 02	Stores Salvage - Outside Cars	114.25
00805907 02	AEP East Cars	23,221.56
00805907 03	OVEX Cars	0.00

		$20,963.74

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	80.36%	$16,846.	46
TCC	2.39%	$501.	03
PSO	17.25%	$3,616.	25

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$124,707.06
TCC	20,991.61
PSO	67,648.87

C.     COMPUTATION OF COST RATIO:

101, 104 Direct Labor SWEPCO	$21,882.01	80.36%	SWEPCO
105, 106 Direct Labor TCC	651.97	2.39%	TCC
102, 103 Direct Labor PSO	4,697.13	17.25%	PSO

Total Direct Labor	$27,231.11	100.00%

Exhibit 2

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
August, 2004

A.     NUMBER OF RAIL CARS SERVICED

SWEPCO 62    PSO 131    TCC 0    OUTSIDE 714

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$34,083.01
00805900 02	Stores Salvage - SWEPCO	0.00
00805900 03	Direct Labor to SWEPCO Coal Cars	21,570.79
PR4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	0.00
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	24,034.99
00805909 02	Switching Fees - SWEPCO	4,438.84
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$84,127.63

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$2,220.52
PR4014	Inventory Carrying Charges - TCC	0.00
00805902 02	Stores Salvage - TCC	0.00
00805902 03	Direct Labor to TCC Coal Cars	174.36
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	7,127.57
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		$9,522.45

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$37,184.50
PR4015	Inventory Carrying Charges - PSO	6,093.78
00805901 02	Stores Salvage - PSO	0.00
00805901 03	Direct Labor to PSO Coal Cars	13,698.03
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	530.19
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	23,342.88
00805909 03	Switching Fees - PSO	0.00
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$80,849.38

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$11,870.60
00805904 02	Small Tools	18.94
00805904 03	Facility Maintenance - Material	9,034.98
00805903 01	3RD Party Direct Material	163,012.52
00805904 07	Switch Engine Operation and Maintenance	1,471.31
00805904 08	Equipment Operation and Maintenance	4,346.60
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	19,121.27
00805905 02	Clerical	11,674.35
00805905 03	Training and Safety	7,263.09
00805905 04	General Shop Labor	13,282.58
00805905 05	Facility Maintenance - Labor	12,109.33
00805905 06	Labor Switch Engine Operation and Maintenance	14,220.01
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	13,712.27
00805903 03	3RD Party Direct Labor Cars	58,040.91
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc	7,577.63
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,745.18
00805906 08	Office Supplies and Expenses	1,022.50
00805906 01	Taxes	25,181.00
00805911 01	3RD Party Sales Expense	14,923.00
00805906 09	Utilities - Heat, Light, Power and Water	5,675.25
00805906 10	Utilities - Telephone	444.45
00805906 11	Vehicle Expense	57.00
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	30.51
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(274,146.33)
00805903 02	Stores Salvage - Outside Cars	0.00
00805907 02	AEP East Cars	(53,325.37)
00805907 03	OVEX Cars	21,413.14

		$89,776.72

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	59.96%	$59,830.	12
TCC	0.49%	$439.	91
PSO	39.55%	$35,506.	69

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$137,957.75
TCC	9,962.36
PSO	116,356.07

C.     COMPUTATION OF COST RATIO:

101, 104 Direct Labor SWEPCO	$21,570.79	59.96%	SWEPCO
105, 106 Direct Labor TCC	174.36	0.49%	TCC
102, 103 Direct Labor PSO	14,228.22	39.55%	PSO

Total Direct Labor	$35,973.37	100.00%

Exhibit 3

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
September, 2004

A.     NUMBER OF RAIL CARS SERVICED

SWEPCO 191    PSO 77    TCC 0   OUTSIDE 516

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$23,566.59
00805900 02	Stores Salvage - SWEPCO	0.00
00805900 03	Direct Labor to SWEPCO Coal Cars	4,586.69
PR4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	612.87
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	19,528.52
00805909 02	Switching Fees - SWEPCO	1,079.94
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$49,374.61

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	($2,220.52)
PR4014	Inventory Carrying Charges - TCC	0.00
00805902 02	Stores Salvage - TCC	0.00
00805902 03	Direct Labor to TCC Coal Cars	0.03
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	427.50
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		($1,792.99)

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$8,161.98
PR4015	Inventory Carrying Charges - PSO	6,102.97
00805901 02	Stores Salvage - PSO	0.00
00805901 03	Direct Labor to PSO Coal Cars	12,615.13
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	0.16
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	10,180.06
00805909 03	Switching Fees - PSO	1,670.07
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$38,730.37

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$9,815.65
00805904 02	Small Tools	0.00
00805904 03	Facility Maintenance - Material	10,705.38
00805903 01	3RD Party Direct Material	144,178.54
00805904 07	Switch Engine Operation and Maintenance	323.62
00805904 08	Equipment Operation and Maintenance	5,973.14
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	9,982.80
00805905 02	Clerical	11,036.45
00805905 03	Training and Safety	10,137.50
00805905 04	General Shop Labor	13,870.47
00805905 05	Facility Maintenance - Labor	16,976.74
00805905 06	Labor Switch Engine Operation and Maintenance	12,606.91
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	12,799.53
00805903 03	3RD Party Direct Labor Cars	69,846.43
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	6,970.78
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,709.84
00805906 08	Office Supplies and Expenses	5,102.19
00805906 01	Taxes	0.00
00805911 01	3RD Party Sales Expense	11,619.67
00805906 09	Utilities - Heat, Light, Power and Water	6,166.50
00805906 10	Utilities - Telephone	450.15
00805906 11	Vehicle Expense	25.00
PR4237	Depreciation Expense	0.00
00805906 05	Employee Travel Expenses	128.13
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(363,141.93)
00805903 02	Stores Salvage - Outside Cars	0.00
00805907 02	AEP East Cars	(7,893.03)
00805907 03	OVEX Cars	472.59

		($10,136.95)

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	29.19%	($2,958.	98)
TCC	0.00%	0.	00
PSO	70.81%	(7,177.	97)

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$46,415.63
TCC	(1,792.99)
PSO	31,552.40

C.     COMPUTATION OF COST RATIO:

101, 104 Direct Labor SWEPCO	$5,199.56	29.19%	SWEPCO
105, 106 Direct Labor TCC	0.03	0.00%	TCC
102, 103 Direct Labor PSO	12,615.29	70.81%	PSO

Total Direct Labor	$17,814.88	100.00%